UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

CAPSTAR FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

Gaylon M. Lawrence, Jr.

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

With a copy to:

Patrick A. Scruggs

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

615-257-7081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Gaylon M. Lawrence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 873,886 shares of common stock
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 873,886 shares of common stock
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,886 shares of common stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The percentage ownership of Gaylon M. Lawrence, Jr. (the “Reporting Person”) specified herein is calculated based on 20,699,632 shares of common stock, par value $1.00 per share (“Common Stock”), of CapStar Financial Holdings, Inc. (the “Issuer”), estimated to be outstanding as of October 24, 2023, as reported on Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2023.

CUSIP No. 14070T102	13D	Page 3 of 4 Pages

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Statement on Schedule 13D filed by the Reporting Person with the SEC on July 23, 2020 (“Amendment No. 10”), which amended and supplemented earlier filings on November 20, 2019 (“Amendment No. 9”), March 5, 2019 (“Amendment No. 8”), February 7, 2019 (“Amendment No. 7”), November 9, 2018 (“Amendment No. 6”), February 8, 2018 (“Amendment No. 5”), October 17, 2017 (“Amendment No. 4”), October 4, 2017 (“Amendment No. 3”), September 13, 2017 (“Amendment No. 2”), August 25, 2017 (“Amendment No. 1”) and August 11, 2017 (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, and this Amendment No. 11, the “Schedule 13D”) with respect to the shares of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 11 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 11 (i) reports a material decrease in the Reporting Person’s beneficial ownership of the Issuer, (ii) amends Items 5 and 7 as set forth below, and (iii) constitutes an exit filing for the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) thru (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

As of the filing date of this Amendment No. 11, the Reporting Person is the beneficial owner and has sole voting and dispositive power over 873,886 shares of Common Stock which represent approximately 4.2% of the 20,699,632 shares of Common Stock of the Issuer, estimated to be outstanding as of October 24, 2023, as reported on Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2023.

(b)	The Reporting Person has sole voting and dispositive power over 873,886 shares of Common Stock.

(c)

All transactions in shares of Common Stock in the last 60 days are set forth on Exhibit K attached hereto and are incorporated herein by this reference. All of the transactions listed on Exhibit K were effected in the open market through a brokerage firm.

(e)

As a result of the transactions described herein, on October 31, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 11 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit K:	Transactions in Shares of Common Stock in the Last 60 Days

CUSIP No. 14070T102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAYLON M. LAWRENCE, JR.

/s/ Jason West
Jason West, Attorney-in-Fact*

November 3, 2023 Date

*	Pursuant to a power of attorney, dated as of October 13, 2017, which was filed as Exhibit F to Amendment No. 4.